                                                                     EXHIBIT 2.1









                            ASSET PURCHASE AGREEMENT

                                 by and between

                             OUTDOOR SYSTEMS, INC.,

                                    as Seller

                                       and

                              THE LAMAR CORPORATION

                                    as Buyer

                                 August 15, 1997

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
1.    PROPERTY TO BE SOLD.............................................................   1
      1.1   Purchase and Sale.........................................................   1
      1.2   Liabilities Assumed.......................................................   2

2.    CLOSING AND PAYMENT OF THE PURCHASE PRICE.......................................   4
      2.1   Closing / Closing Date....................................................   4
      2.2   Purchase Price and Payment................................................   5
      2.3   Deposit...................................................................   6
      2.4   Allocation of Purchase Price..............................................   6
      2.5   Execution and Delivery of Documents.......................................   6

3.    TRANSFER OF TITLE...............................................................   8
      3.1   Personal Property.........................................................   8
      3.2   Real Property.............................................................   8
      3.3   Vehicles..................................................................   8
      3.4   Title.....................................................................   8

4.    REPRESENTATIONS AND WARRANTIES OF SELLER........................................   8
      4.1   Existence.................................................................   8
      4.2   Authority; Agreement Will Not Cause Breach or Violation; Effect of
            Agreement.................................................................   8
      4.3   Title to Assets...........................................................   9
      4.4   Financial Statements......................................................   9
      4.5   Absence of Certain Changes or Events......................................  10
      4.6   Litigation; Compliance with Laws..........................................  10
      4.7   Permits...................................................................  10
      4.8   Environmental.............................................................  10
      4.9   Commitments...............................................................  11
      4.10  Employee Benefit Plans....................................................  11
      4.11  Taxes.....................................................................  11
      4.12  Consents..................................................................  11
      4.13  Fees......................................................................  12

5.    REPRESENTATIONS AND WARRANTIES OF BUYER.........................................  12
      5.1   Corporate Power and Authority; Effect of Agreement........................  12
      5.2   Consents..................................................................  12
      5.3   Litigation................................................................  12
      5.4   Availability of Funds.....................................................  13
      6.    COVENANTS OF SELLER.......................................................  13
      6.1   FIRPTA Certificate/Withholding............................................  13
      6.2   Conduct of Business.......................................................  13
      6.3   Access....................................................................  13
      6.4   Further Assurances........................................................  13
      6.5   Interim Statements........................................................  14
      6.6   Post-Closing Access to Books and Records..................................  14
      6.7   Related Party Leases......................................................  14

7.    COVENANTS OF BUYER..............................................................  14
      7.1   Buyer's Knowledge of Business; Representations of Seller Modified by
            Buyer's Knowledge.........................................................  15
      7.2   Assumed Liabilities.......................................................  15
      7.3   Replacement Insurance.....................................................  15
      7.4   Performance Bonds.........................................................  16
      7.5   Imprints..................................................................  16
      7.6   Consummation of Agreement.................................................  16
      7.7   Further Assurances........................................................  16
      7.8   Books and Records; Personnel..............................................  16

8.    ADDITIONAL COVENANTS............................................................  17
      8.1   Corporate Name............................................................  17
      8.2   Filings; Other Action.....................................................  17
      8.3   Buyer Investigation; No Representations or Warranties; Exclusivity of
            Remedies..................................................................  18
      8.4   Transition Matters........................................................  20

9.    CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS.....................................  21
      9.1   Representations, Warranties, Covenants of Seller..........................  21
      9.2   No Prohibition............................................................  21
      9.3   Consents..................................................................  21
      9.4   Non-Foreign Status Statements.............................................  21
      9.5   Lease Amendments and Sub-Leases...........................................  21

10.   CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS....................................  21
      10.1  3M Agreement Closed.......................................................  22
      10.2  Representations, Warranties, Covenants of Buyer...........................  22
      10.3  No Prohibition............................................................  22
      10.4  Performance Bonds; Insurance..............................................  22
      10.5  Governmental Consents.....................................................  22

11.   EMPLOYMENT AND EMPLOYEE BENEFIT ARRANGEMENTS....................................  22
      11.1  Obligations to Employees..................................................  22
      11.2  Union Employees...........................................................  22
      11.3  Hiring of Employees.......................................................  23

12.   TERMINATION OF AGREEMENT........................................................  23
      12.1  Termination...............................................................  23
      12.2  Effect on Obligations.....................................................  23
      12.3  Termination Fee...........................................................  24

13.   INDEMNIFICATION.................................................................  24
      13.1  Survival..................................................................  24
      13.2  Indemnification...........................................................  25

14.   MISCELLANEOUS...................................................................  27
      14.1  Dispute Resolution; Unaided Negotiations..................................  27
      14.2  Mediation; Litigation.....................................................  28
      14.3  Interpretive Provisions...................................................  28

      14.4  Entire Agreement..........................................................  29
      14.5  Successors and Assigns....................................................  29
      14.6  Headings..................................................................  29
      14.7  Modification and Waiver...................................................  29
      14.8  Broker's Fees.............................................................  29
      14.9  Expenses..................................................................  30
      14.10 Notices...................................................................  30
      14.11 Public Announcements......................................................  30
      14.12 Bulk Sales Law............................................................  31
      14.13 Nonassignable Assets......................................................  31
      14.14 Governing Law and Venue...................................................  31
      14.15 Sales Tax.................................................................  31
      14.16 Severability..............................................................  31
      14.17 Counterparts..............................................................  31
      14.18 Third Party Rights........................................................  31

1.    DEFINITIONS.....................................................................  31

                            ASSET PURCHASE AGREEMENT


      THIS ASSET PURCHASE AGREEMENT dated effective the 15th day of August, 1997, entered into by and between Outdoor Systems, Inc., a Delaware corporation ("Seller"), and The Lamar Corporation, a Louisiana corporation ("Buyer").

                             PRELIMINARY STATEMENTS

      WHEREAS, Seller has contracted to purchase from Minnesota Mining and Manufacturing Company ("3M") pursuant to that certain Agreement of Purchase and Sale by and among Seller and 3M dated April 30, 1997 as amended from time to time to its closing (the "3M Agreement") all of the issued and outstanding stock of the National Advertising Company ("National" or the "Company");

      WHEREAS, the Company is in the business of owning, constructing, posting and maintaining off-premises advertising displays, consisting principally of painted bulletins, poster panels and mall advertising displays of various sizes in the United States (such U.S. business, the "Outdoor Advertising Business" or the "Business");

      WHEREAS, Seller has agreed, subject to closing the 3M Agreement, to cause the Company to immediately sell to Buyer certain assets, including all of those existing outdoor advertising structures owned by National and listed on Schedule 1.1(i) hereto(the "Structures"). Such Structures shall be sold and conveyed with all related rights and liabilities, on an "as is" and "whereas" basis without any representations, warranties, or indemnity, except as explicitly set forth herein; and

      WHEREAS, to induce the Seller to cause the Company to sell on the financial terms and price contained in this Agreement, Buyer agrees to assume and indemnify the Company and Seller from certain obligations and liabilities related to the Structures and the Company, all as more fully described herein;

      WHEREAS, Subject to the specific warranties, representations, covenants and agreements set forth herein, it is the general intent of the parties to this Agreement that the sale between the Company and Buyer effect a pro-rata split of the benefits and burdens of the Buyer under the 3M Agreement, based upon the net revenues for the year ended December 31, 1996;

      NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions hereinafter set forth, the parties do hereby agree as follows.

1.    PROPERTY TO BE SOLD.

      1.1 Purchase and Sale. On the Closing Date (as defined in Section 2.1), on the terms and subject to the conditions set forth in this Agreement, Seller shall cause National to sell to Buyer, and Buyer shall purchase from National the Structures and all tangible property and intangible property related to the Structures owned by National at the closing of the 3M Agreement (the "3M Closing") together with certain other assets described below, including specifically:

            (i) the Structures listed on Schedule 1.1(i) hereto;

            (ii) the land and buildings listed on Schedule 1.1(ii) (the "Buildings");

            (iii) the parcels of land and the easements listed on Schedule 1.1(iii) (the "Owned Sites");

            (iv) all leases upon which the existing Structures are exclusively built or located (the "Leases");

            (v) all contracts for sales of outdoor advertising space and service with regard to the Structures ("Contracts");

            (vi) all permits and tags issued by state, county and city governmental authorities authorizing the outdoor advertising operation conducted with regard to the Structures (the "Permits");

            (vii) all other assets owned by National that are exclusively related to the operation of the Structures, including without limitation any contracts or agreements to use the Structures for wireless communication purposes (the "Other Assets");

            (viii) all accounts receivable of National to the extent relating to the Structures or Contracts or the related Outdoor Advertising Business (the "Accounts Receivable");

            (ix) all personal property, including without limitation, furniture and fixtures, machinery and equipment, supplies and inventory, located in or on the Buildings (the "Contents");

            (x) the vehicles listed on schedule 1.1(x) (the "Vehicles");

            (xi) all assignable non-competition agreements held by National to the extent they are applicable to the Property (the "Non-Competition Agreements"); and

            (xii) a portion (calculated on the Buyer's Percentage, as such term is defined Section 2.2) of all of the property of any nature or type owned by National and located in or associated exclusively with National's Bedford Park, IL office, whether or not a part of National's Outdoor Advertising Business, including without limitation all elements of working capital such as cash and securities; trademarks and patents and unrelated businesses (such as Tradewinds and Healthport) (the assets described in this Subsection (xii are referred to herein as the "Apportioned Assets").

      Hereinafter, the Structures, Buildings, Owned Sites, Vehicles, Contents, tangible Other Assets and tangible Apportioned Assets are referred to as the "Tangible Property", and the easements, Leases, Contracts, Permits, Accounts Receivable, the Non-Competition Agreements, intangible Other Assets and intangible Apportioned Assets, are referred to as the "Intangible Assets." Collectively the Tangible Property and Intangible Assets are sometimes referred to hereinafter as the "Property." The parties acknowledge and agree that nothing in this Agreement shall be deemed to give Buyer any right or interest in the capital stock of National.

      1.2 Liabilities Assumed. Buyer, National, and Seller shall share Liabilities as follows:

                  (a)(i) "Liabilities" shall mean any and all debts,
            liabilities, obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including without limitation those debts, liabilities and obligations arising under any law, rule, regulation, Action, threatened Action, order or consent decree of any court, any governmental or other regulatory or administrative agency or commission or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking for which (i) National is liable or (ii) Seller is liable, with or without indemnification from 3M under the 3M Agreement.

            (ii) "Action" shall mean any action, suit, arbitration, inquiry, proceeding, or investigation by or before any court, any governmental or other regulatory or administrative agency, body or commission or any arbitration tribunal.

            (iii) "Litigation" shall have the meaning as given in Section 4.6(b) hereof.

            (b) Seller and National shall retain and agree to discharge and perform all Liabilities that relate exclusively to the outdoor advertising assets of National other than those that relate exclusively to the Property or the Apportioned Assets (the "National Outdoor Assets"), whether such Liabilities arise or are attributable to events occurring before, on or after the Closing Date.

            (c) Buyer shall assume and agrees to discharge all Liabilities that relate exclusively to the Property other than the Apportioned Assets, whether they arise or are attributable to the events occurring before, on, or after the Closing Date. Notwithstanding the foregoing, to the extent that Seller has knowledge of any Litigation, Buyer shall assume and become liable for: (i) Litigation listed on Schedule 4.6 (i) through (iv) hereto and (ii) Litigation as of the date hereof exclusively related to the Property other than the Apportioned Assets that is not listed on Schedule
      4.6 (i) through (iv) and of which Buyer has knowledge that such Litigation is exclusively related to the Property other than the Apportioned Assets.

            (d) Liabilities that relate exclusively to the Apportioned Assets shall be referred to as "Shared Liabilities" or "Shared Liability".

            (i) To the extent such any Shared Liability is not specifically allocated among the parties elsewhere in this Agreement, the Buyer's share shall be equal to the Buyer's Percentage (as determined in Section 2.2) and Buyer shall assume and agree to discharge such portion of the Shared Liability and National and Seller shall be liable for the balance.

            (ii) Notwithstanding the foregoing, to the extent that Seller has knowledge of any Litigation relating to the Apportioned Assets, such Litigation shall be considered a Shared Liability and Buyer shall assume and become liable for (i) Litigation related to the Apportioned Assets listed on Schedule 4.6 (i) through (iv) hereto and (ii) Litigation as of the date hereof exclusively related to the Apportioned Assets as of the date hereof that is not listed on Schedule 4.6 (i) through (iv) and of which Buyer has knowledge that such Litigation is exclusively related to the Apportioned Assets.

            (iii) For those Liabilities arising after the Closing, the Buyer, Seller and National shall each be primarily and solely liable for and indemnify the others from any such Liability is caused or is proximately caused by them. To the extent the Liability is caused or proximately caused by more than one of them, the causing parties shall share the Liability in proportion to their culpabilities and each shall jointly and severally indemnify the non-causing party for any losses incurred with respect to such Liability. If the Liability is not caused by any of the parties to this Agreement, the Buyer's share of such Liability shall be equal to the

      Buyer's Percentage. National and Seller shall be liable for the balance. The provisions of this subparagraph shall apply to all Apportioned Assets only while it is an Apportioned Asset.

            (iv) Notwithstanding anything to the contrary herein, Buyer and Seller specifically agree that the amount of Buyer's share of the Shared Liabilities arising from events occurring on or before the Closing that
      (A) are unknown by Buyer as of the date hereof or (B) have not been disclosed to Buyer as of the date hereof less Buyer's share of the net fair market value of marketable and book value of nonmarketable Apportioned Assets, shall in no event exceed One Million and No/100 ($1,000,000.00) Dollars.

            (v) The parties acknowledge that various claims and administrative matters may arise from time to time in respect of Shared Liabilities and that it would be in the best interest of the parties hereto to designate responsibility for managing and administering any particular Shared Liability to one party, which party shall be the party whose portion of the Shared Liability is expected to be the greater. All out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees and all expenses whatsoever reasonably incurred) incurred by or on behalf of the party with such management and administrative responsibility shall be shared among the parties in the same proportions in which the Shared Liability is shared.

            (vi) The parties hereto shall be entitled to share in any rights and assets (including, without limitation, recoveries, claims, rights of subrogation and proceeds of asset sales) that relate to the Shared Liabilities in the same proportion as the designated responsibility of the parties with respect to the Shared Liabilities.

            (e) Buyer shall pay to Seller at the Closing the amounts shown on
      Schedule 1.2(f). Buyer shall also pay the Buyer's Percentage of the accrued payroll to the Closing Date for the Extra Employees (as such term is defined in the 3M Agreement) employed at 3M's Bedford Park Ill. office, plus the accrued payroll to the Closing Date for the 3M employees hired by Buyer. At Closing, Buyer shall pay Seller an estimate of such accrued payroll and such amounts shall be adjusted and adjustments paid as soon as practicable thereafter. To the extent that Seller receives reimbursement from 3M of those certain payments pursuant to Section 9.02(c) of the 3M Agreement, Seller shall promptly remit such amounts to Buyer.

            (f) The Liabilities and the Shared Liabilities to be assumed by Buyer pursuant to this Section and Sections 11.1 and 11.2 shall be referred to herein as the "Assumed Liabilities."

            (g) Buyer and Seller shall sign an assumption agreement included within the Bill of Sale, Assignment and Assumption to be executed pursuant to Article 3 hereof.

2.    CLOSING AND PAYMENT OF THE PURCHASE PRICE

      2.1 Closing / Closing Date. On the Closing Date, on the terms and conditions set forth herein, Seller shall cause National to sell and Buyer shall purchase the Property. The "Closing" is the date on which, the place where, and the manner in which, the acquisition documents transferring ownership of the Property are executed by the parties and the Purchase Price (as defined below) paid, and it will be held at the same location as the closing of the 3M Agreement immediately following the closing of such Agreement, unless extended by mutual agreement of the parties or as set forth below

(the Closing Date"). Should the pre-transaction waiting period pursuant to the HSR Act (as defined hereinafter) not have expired or been early terminated prior to the Closing date as defined immediately above, either party by written notice to the other may extend the Closing Date to a date not later than five (5) business days after the expiration or early termination of the HSR waiting period, but in no event later than October 31, 1997 (the "Termination Date"). The conveyance of the Tangible Assets and the assignment of the Intangible Assets shall be effective as of the close of business on the Closing Date. Time is of the essence in this transaction.

      2.2 Purchase Price and Payment. (a) The aggregate purchase price to be paid by Buyer for the Property shall be the sum of (i) the dollar amount produced by multiplying $1,050,000,000.00 by that percentage derived from dividing the 1996 gross revenues less agency commissions attributable to the Structures by $211,000,000 (the "Buyer's Percentage"), as adjusted pursuant to Subsection (b) below (the "Cash Purchase Price") plus (ii) the dollar amount of the Assumed Liabilities as of the Closing. The Cash Purchase Price and the Assumed Liabilities, are collectively referred to herein as the "Purchase Price"). Payment of the Cash Purchase Price due on the Closing Date plus an agreed upon estimate of Assumed Liabilities to be paid by Seller to 3M as set forth on a closing statement shall be in U.S. dollars and shall be made on the Closing Date by wire transfer of immediately available funds to the account of Seller at a bank specified by Seller.

      (b) The Purchase Price may be further adjusted immediately prior to Closing by agreement of the parties.

      (c) The Purchase Price may be further adjusted subsequent to the Closing pursuant to this Subsection:

            (i) With 60 days of the Closing, Buyer shall notify Seller in writing of any Structure or Structures listed on Schedule 1.1(i) which were not in existence as of the Closing (the "Non-existent Structures"). If Buyer does not notify Seller of any Non-existent Structures within such 60 days, then there shall be no adjustment to the Purchase Price pursuant to this Subsection.

            (ii) Seller shall have 60 days in which to either accept Buyer's listing of the Non-existent Structures or to reply to Buyer in writing, listing those Non-existent Structures that it does not agree were not in existence at the Closing. Upon replying to Buyer as required in the previous sentence, Seller shall immediately pay to Buyer in immediately available funds the amount of the Purchase Price calculated in Subsection (a) above attributable to the Structures that it agrees with Buyer were Non-existent Structures at the Closing.

            (iii) If Buyer does not reply within such 60 day time period,
                  Buyer's list of the Non-existent Structures shall be deemed accepted by Seller and Seller shall immediately pay to Buyer in immediately available funds the amount of the Purchase Price calculated in Subsection (a) above attributable to the Non-Existent Structures.

            (iv) If Seller does not agree with Buyer's list of Non-existent Structures and so notifies Buyer within the 60 day notice period, Buyer and Seller shall resolve their differences pursuant to the dispute resolution provisions contained in
                  Article 14 of this Agreement.

      (d) The Purchase Price may be further adjusted subsequent to the Closing pursuant to this Subsection:

            (i) With 60 days of the closing, Buyer shall notify Seller in writing of any outdoor advertising structure or structures listed on Schedule 2.2(d) which were in fact in existence as of the Closing (the "Existing Structures"). If Buyer does not notify Seller of any Existing Structures within such 60 days, then there shall be no adjustment to the purchase price pursuant to this Subsection.

            (ii) Seller shall have 60 days in which to either accept Buyer's listing of the Existing Structures or to reply to Buyer in writing, listing those Existing Structures that it does not agree were in existence at the Closing. Upon receipt of Seller's notice, Buyer shall pay to Seller in immediately available funds the amount of the purchase price calculated in Subsection (a) above attributable to the Structures that it agrees with Buyer were Existing Structures at the Closing and Seller shall transfer title to the Existing Structures (which shall be deemed Structure for all purposes hereunder) and related Property.

            (iii) If Seller does not reply within such 60 day time period,
                  Buyer's list of the Existing Structures shall be deemed accepted by Seller and Buyer shall pay to Seller in immediately available funds the amount of the Purchase Price calculated in Subsection (a) above attributable to the Existing Structures and Seller shall transfer title to the Existing Structures, (which shall be deemed Structures for all purposes hereunder) and related Property.

            (iv) If Seller does not agree with Buyer's list of Existing Structures and so notifies Buyer within the 60 day notice period, Buyer and Seller shall resolve their differences pursuant to the dispute resolution provisions contained in Article 14 of this Agreement.

      2.3 Deposit. Buyer agrees that upon the execution of this Agreement Buyer shall deposit the amount of Five Million and No/100 ($5,000,000.00 ) Dollars (the "Deposit") with Seller, by wire transfer of immediately available funds to a separate, interest bearing account of Seller at a bank designated by Seller at an interest rate of not less than 5.25%. In the event that the Closing occurs, the Deposit shall be applied to the Purchase Price. In the event that the Closing does not occur, the Deposit (plus interest at such rate) shall be paid pursuant to Section 12.3.

      2.4 Allocation of Purchase Price. Buyer and Seller agree that they shall agree subsequent to the Closing on how the Purchase Price shall be allocated for state income, property and transfer tax and federal income tax purposes to the components of the Property purchased and sold hereunder.

      2.5 Execution and Delivery of Documents. At or prior to the Closing, the parties shall execute and/or deliver, as appropriate, all instruments, certificates and schedules required hereunder including but not limited to the following:

      (a) Seller. Seller shall execute and/or deliver (or cause National to execute and deliver, as appropriate) the following documents and items:

            (1)   Bills of Sale for the Vehicles, as required under Article 3;

            (2) Quitclaim deeds and limited warranty deeds for the Buildings and fee-owned parcels included in the Owned Sites as required under Article 3;

            (3) Assignments of Easements for each easement included in the owned sites as required under Article 3;

            (4)   The master amendment referred to in Section 6.7(a) hereof;

            (5)   The master sublease referred to in Section 6.7(b) hereof;

            (6)   The Certificates of the Company and Seller, as defined in
                  Section 9.1;

            (7) Certified copies of resolutions of the Boards of Directors of Company and Seller authorizing this Agreement and the transactions contemplated hereunder;

            (8) Certificates of good standing of Company and Seller issued by the Secretary of State's office of the state under which laws Seller was organized;

            (9) The FIRPTA Certificate (as defined pursuant to Section 6.1 hereof); and

            (10)  Opinion of Seller's counsel dated as of the date of Closing.

      (b) Buyer. Buyer shall execute and/or deliver the following documents and items:

            (1)   The Purchase Price;

            (2) Certified resolutions of the Executive Committee of the Board of Directors of Buyer authorizing this Agreement and the transactions contemplated hereunder;

            (3)   The Certificate of the Buyer as defined in Section 10.1;

            (4) A certificate of good standing of Buyer issued by the Secretary of State's office of the state under which laws Buyer was organized;

            (5)   Opinion of Buyer's counsel dated as of the date of Closing;
                  and

            (6) the amount to be paid by Buyer pursuant to Section 7.3 for replacement insurance.

      (c) Seller and Buyer. Seller and Buyer shall also execute and/or deliver the following item:

            (1) a Closing statement in a form of acceptable to Buyer and Seller;

            (2) Bill of Sale, Assignment and Assumption Agreement for the Property other than the Buildings, Owned Sites and Vehicles as required under Section 1.2 and Article 3; and

            (3) Bill of Sale, Assignment and Assumption Agreement for the Apportioned Assets as required under Section 1.2 and Article 3.

3.    TRANSFER OF TITLE.

      3.1 Personal Property. At the Closing, Seller shall cause National to and Buyer shall execute a Bill of Sale, Assignment and Assumption Agreement transferring full ownership to all of the Property.

      3.2 Real Property. (a) The Buildings and fee-owned parcels included in the Owned Sites, including any improvements thereon, shall be transferred to Buyer's designee, TLC Properties, Inc., by Company by means of a quitclaim or limited warranty deed.

      (b) The easements included within the Owned Sites shall be transferred to Buyer's designee, TLC Properties, Inc., by means of an Assignment of Easement.

      3.3 Vehicles. At the Closing, Seller shall cause National to and Buyer shall execute a separate Bill of Sale for each state in which any Vehicle is titled, transferring full ownership to the Vehicles titled in such state to Buyer.

      3.4 Title. Anything in this Article 3 notwithstanding, neither Seller nor National shall be obligated to transfer any better or clearer title than 3M delivers or National has at the 3M Closing. Notwithstanding any warranties made by National under the limited warranty deed with respect to the Texas real property conveying real property to Buyer pursuant to this Agreement, Buyer (a) hereby covenants and agrees to indemnify National and Seller for, and to hold National and Seller harmless against, any and all claims, damages, losses, and liabilities arising from any and all breaches or violation of such warranties (collectively, "Title Losses") and (b) hereby, for itself and its successors and assigns, releases and discharges Seller and National from any and all Title Losses.

4.    REPRESENTATIONS AND WARRANTIES OF SELLER.

      As a material inducement to Buyer to execute this Agreement and to perform or cause the same to be performed, Seller represents and warrant to Buyer that:

      4.1 Existence. The Company and Seller are corporations duly organized, validly existing and in good standing under the laws of Delaware and each has all requisite corporate power and authority to carry on its business as it is now being conducted. The Company and Seller are duly qualified to do business and are in good standing as foreign corporations in all jurisdictions where the nature of the property owned or leased by it, or the nature of the business conducted by it, makes such qualification necessary and the absence of such qualification would not have a material adverse effect on the Property, business, assets, financial condition or results of operations of the Company or Seller (a "Material Adverse Effect").

      4.2 Authority; Agreement Will Not Cause Breach or Violation; Effect of Agreement.

      (a) Seller and National are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and each has all requisite corporate power and authority to execute, deliver and perform this Agreement and the other documents to be executed at or prior to the Closing in connection herewith (the "Ancillary Document(s)") and to consummate the transactions contemplated hereby and thereby.

      (b) The execution, delivery and performance by Seller and National of this Agreement and the Ancillary Documents and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller, and will be prior to Closing, by National.

      (c) This Agreement has been, and the Ancillary Documents when executed and delivered will be, duly and validly executed and delivered by National and/or Seller; and this Agreement constitutes, and the Ancillary Documents when executed and delivered will constitute, valid and binding obligations of National or Seller enforceable against National or Seller in accordance with their respective terms, except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and (ii) is subject to general principles of equity .

      (d) The execution, delivery and performance by National and/or Seller of this Agreement and the Ancillary Documents and the consummation by National and/or Seller of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of law, rule or regulation to which Seller or the Company is subject,
(ii) violate any order, judgment or decree applicable to Seller or the Company, or (iii) violate any provision of the certificate of incorporation or the by-laws of Seller or the Company; except, in each case, for violations which individually or in the aggregate would not materially hinder or impair the consummation of the transactions contemplated hereby and thereby and would not have a Material Adverse Effect.

      4.3 Title to Assets. (a) The Company has or will have prior to Closing good and marketable title to all of the Property free and clear of all encumbrances, other than (i) as set forth in the Disclosure Schedule, (ii) for liens for taxes not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings and (iii) encumbrances which individually or in the aggregate do not have a Material Adverse Effect; provided, however, that Seller does not represent or warrant hereby that the lessors of any lease, license, easement or other agreement (for real property or otherwise) to which the Company is a party have good and marketable title to the property leased thereunder. To Seller's or 3M's knowledge, (i) there are no mortgages or deeds of trust on any real property owned or leased by the Company that is part of the Property, with respect to which 3M, the Seller or Company is the mortgagor or the obligor and (ii) there are no liens or security interests on the Property securing obligations of the Company, or guaranties by the Company of obligations, for borrowed money or evidenced by notes, debentures or other similar instruments. Seller has not heretofore obligated itself or the Company to dispose of or assign any of the Property, except certain computer equipment included in the Apportioned Assets which will be sold to 3M and with respect to which Buyer shall receive Buyer's Percentage of the proceeds.

      4.4 Financial Statements. Seller has delivered to Buyer audited balance sheets of the Company as of December 31, 1996 and 1995 (the "Balance Sheet") and audited statements of income and cash flows for each of the three years in the period ended December 31, 1996, including footnotes thereto (collectively, the "Financial Statements"), included in the Disclosure Schedule attached hereto and made part hereof. The Financial Statements fairly present in all material respects the financial position of the Company as of December 31, 1996 and 1995 and the results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles consistently applied except as disclosed in the notes thereto.

      4.5 Absence of Certain Changes or Events. Except as otherwise set forth in the Disclosure Schedule or as otherwise contemplated by this Agreement, since December 31, 1996, the Company or the Property has not (i) suffered any damage, destruction or casualty loss to its physical properties which has a Material Adverse Effect; (ii) incurred or discharged any obligation or liability or entered into any other transaction except in the ordinary course of business and except for obligations, liabilities and transactions that do not individually or in the aggregate have a Material Adverse Effect; (iii) suffered any material adverse change in its assets, business or financial condition; or (iv) increased the rate or terms of compensation payable or to become payable by the Company to its key employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of its key employees, except in each case increases occurring in the ordinary course of business in accordance with its customary practices (including normal periodic performance reviews and related compensation and benefit increases) or as required by any pre-existing Commitment (as defined in Section 4.9).

      4.6 Litigation; Compliance with Laws. To the knowledge of Seller as of the date hereof, Schedule 4.6(i) to (iv) lists the Litigation matters related to the Property. To the knowledge of Seller and 3M as of the date hereof, except for matters (i) that have occurred in the ordinary course of the Outdoor Advertising Business (including, but not limited to, local permitting issues), (ii) that do not have a Material Adverse Effect, (iii) that are listed in the Disclosure Schedule or (iv) that are described in Section 4.8:

      (a) the Outdoor Advertising Business is not operating under or subject to, or in default with respect to, any order, writ, injunction, judgment or decree of any court or federal, state or local government);

      (b) the Company has not received written notification of any action or proceeding in any court or before any governmental authority ("Litigation") pending or threatened by or against the Company which in any way affects the Property; and

      (c) (i) other than with respect to the Company's off-premises advertising displays included in the Property, the Company is in compliance with applicable laws, by-laws, regulations, orders or decrees, and the present uses by the Company of the Property conveyed hereby do not violate or fail to comply with any such laws, regulations, orders or decrees in any material respect and (ii) with respect to the Company's off-premises advertising displays included in the Property, the Company has not received written notification from any federal, state, local or other governmental authority that (x) the Company is not in compliance with applicable laws, regulations, orders or decrees, or (y) the present uses by the Company of such off-premises advertising displays violate or fail to comply with any such laws, regulations, orders or decrees in any material respect.

      4.7 Permits. To the knowledge of Seller and 3M, the Revised Disclosure Schedule to the 3M Agreement lists all material licenses and permits paid by the Company as of the date set forth on such listing in connection with the Outdoor Advertising Business with respect to the Property and issued to the Company by any federal or state governmental authority.

      4.8 Environmental. (a) To the knowledge of Seller and/or 3M, no hazardous substance (as defined under applicable federal, state, local or foreign law) has been treated, stored, disposed of or discharged into the environment on or from the premises of any real property owned by the Company or subject to any Lease which is included in the Property which is required by law, rule or regulation currently in effect to be remediated by or at the expense of Seller, 3M or the Company, other than (i) as listed in the Disclosure Schedule or (ii) where the cost of such remediation individually or in the aggregate would not have a Material Adverse Effect.

      (b) Buyer and Seller agree that the only representations and warranties of Seller in this Agreement as to any Environmental Matters are those contained in
Section 4.6 and this Section 4.8, and that such representations and warranties relate only to the present use of the property owned by the Company or subject to any Lease which is included in the Property. As used herein, the term "Environmental Matters" means any matter arising out of or relating to environment, safety, health or sanitation or the production, storage, handling, use, emission, release, discharge or disposal of any substance, product or waste which is hazardous or toxic or which is regulated by municipal, state, federal, foreign or other law.

      4.9 Commitments. The Disclosure Schedule lists each written contract or agreement and, to the knowledge of Seller and/or 3M, each oral agreement, to which the Company is a party or by which the Company is bound and which is material to the business or financial condition of the Company in connection with the use or ownership of the Property (collectively, the "Commitments"). Except as set forth in the Disclosure Schedule, to Seller's knowledge, the Company is not in default under any of the Commitments, which default has a Material Adverse Effect.

      4.10 Employee Benefit Plans. (a) The Disclosure Schedule lists all material Company benefit plans and material benefit arrangements. True and complete copies thereof, where in writing, have previously been or will be delivered or made available to Buyer.

      (b) Except as set forth in the Disclosure Schedule, the Company does not have any obligation to contribute to a "multiemployer plan" as defined in
Section 3(37) of ERISA or a benefit plan subject to Title IV of ERISA with respect to any employees of the Company.

      4.11 Taxes. (a) Except as set forth in the Disclosure Schedule, all federal, state, local and foreign tax returns and reports required to be filed with respect to the Company have been filed in a timely manner (taking into account all extensions of due dates) and all taxes shown as due thereon have been paid, except where the failure to so file or pay, individually or in the aggregate, does not have a Material Adverse Effect. Except as set forth in the Disclosure Schedule, no deficiencies for any taxes in respect of the Company have been asserted in writing against the Company which remain unpaid and which individually or in the aggregate have a Material Adverse Effect.

      (b) Neither Seller nor the Company is a "foreign person" within the meaning of Section 1445(b)(2) of the Code.

      4.12 Consents. To the knowledge of Seller, no consent, approval or authorization of, or exemption by, or filing with, any governmental authority is required to be obtained or made by Seller in connection with the execution, delivery and performance by Seller of this Agreement and the Ancillary Documents or the taking by Seller of any other action contemplated hereby or thereby, other than (i) pursuant to the HSR Act, (ii) as listed in the Disclosure Schedule or (iii) such consents, approvals, authorizations or exemptions which individually or in the aggregate, if not made, obtained or granted, would not have a Material Adverse Effect and would not materially affect the ability of Seller to execute, deliver and perform this Agreement and the Ancillary Documents or the transactions contemplated hereby or thereby.

      4.13 Fees. Neither Seller nor the Company has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

5.    REPRESENTATIONS AND WARRANTIES OF BUYER.

      As a material inducement to Seller to execute this Agreement and to perform or cause the same to be performed, Buyer represents and warrants to Seller that:

      5.1 Corporate Power and Authority; Effect of Agreement. (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby.

      (b) The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer.

      (c) This Agreement has been, and the Ancillary Documents when executed and delivered will be, duly and validly executed and delivered by Buyer; and this Agreement constitutes, and the Ancillary Documents when executed and delivered will constitute, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and
(ii) is subject to general principles of equity.

      (d) The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents and the consummation by Buyer of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of law, rule or regulation to which Buyer is subject, (ii) violate any order, judgment or decree applicable to Buyer, or (iii) violate any provision of the Certificate of Incorporation or the By-laws of Buyer; except, in each case, for violations which individually or in the aggregate would not materially hinder or impair the consummation of the transactions contemplated hereby and thereby.

      5.2 Consents. Buyer must obtain the approval of the Majority Banks, as such term is defined in that certain Credit Agreement between Buyer and The Chase Manhattan Bank and other lenders dated December 18, 1996, of the transactions contemplated by this Agreement. Except for the consent of the Majority Banks, which has been obtained, no consent, approval, or authorization of, or exemption by, or filing with, any governmental authority or any other person is required to be obtained or made by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement, or the taking by Buyer of any other action contemplated hereby (other than the filings required pursuant to the HSR Act).

      5.3 Litigation. There is no Litigation pending or, to Buyer's knowledge, threatened (i) against Buyer or any of its affiliates with respect to which there is a reasonable likelihood of a determination which would materially affect the ability of Buyer to perform its obligations under this Agreement, or
(ii) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby. Neither Buyer nor any of its affiliates is subject to any outstanding orders, rulings, judgments or decrees which would materially affect the ability of Buyer to perform its obligations under this Agreement.

      5.4 Availability of Funds. Buyer will have available on the Closing Date sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

6.    COVENANTS OF SELLER.

      Seller covenants and agrees with Buyer that:

      6.1 FIRPTA Certificate/Withholding. At the Closing, Seller shall cause National to deliver to Buyer, a certificate made under penalty of perjury by National, stating that National is not a non-resident alien, foreign corporation, partnership, trust or estate as defined by Internal Revenue Code ("IRC") Section 1445 and the regulations promulgated thereunder (the "FIRPTA Certificate").

      6.2 Conduct of Business. (a) Except as may be otherwise contemplated by this Agreement or required by any of the documents listed in the Disclosure Schedule or except as Buyer may otherwise consent to in writing (which consent shall not be unreasonably withheld), from the 3M Closing to the Closing under this Agreement, Seller will (i) use its best efforts to cause the Company to (x) in all material respects operate the Property only ln the ordinary course, (y) use its reasonable efforts to keep available the services of its employees and agents (as a group) that, immediately following the 3M Closing, are involved with the Property, and (z) use its reasonable efforts to preserve its relationship with its material lenders, suppliers, contractors, customers, lessors, advertisers, licensors and licensees and others having material business dealings with the Property such that the Property will not be materially impaired and (ii) use its reasonable efforts to maintain in full force and effect the Company's insurance plan that may be in existence immediately following the 3M Closing which insures the Property.

      (b) After the 3M Closing, Seller agrees that it will not cause Company to encumber the Property in any manner nor alienate any part of the Property, except in accordance with this Agreement.

      6.3 Access. From the date hereof and prior to the Closing Date, Seller shall use its best efforts to provide Buyer with such information as Buyer may from time to time reasonably request and as Seller may have or have access to obtain with respect to the Property and to the Company as it relates to the Property and the transactions contemplated by this Agreement and the Ancillary Documents, and shall provide Buyer and its- accountants, counsel, consultants and other representatives reasonable access, during regular business hours and upon reasonable notice, to the personnel, properties, books and records of the Company as Buyer may from time to time reasonably request and as Seller may have or have access to obtain; provided, however, that Seller shall not be obligated to provide Buyer with any information which, in the sole discretion of Seller, relates to trade secrets or the disclosure of which would violate any law, rule or regulation or term of any commitment, or if the provision thereof would, in the sole discretion of Seller, adversely affect the ability of Seller, the Company or any of their affiliates to assert attorney-client, attorney work product or other similar privilege. Any disclosure whatsoever during such investigation by Buyer shall not constitute an enlargement of or additional representations or warranties of Seller beyond those specifically set forth in this Agreement. All such information and access shall be subject to the terms and conditions of the Confidentiality Agreement by and between Buyer and Seller dated July 22, 1997.

      6.4 Further Assurances. At any time or from time to time after the Closing, Seller shall and after the Closing shall cause Company to, at the request of Buyer and at Buyer's expense, execute and deliver any further instruments or documents and take all such further action as Buyer may reasonably request in order to evidence the consummation of and give effect to the transactions contemplated hereby and by the Ancillary Documents.

      6.5 Interim Statements. Prior to Closing, and in addition to the information to be provided pursuant to Section 6.3 above, Seller agrees to promptly provide to Buyer unaudited monthly net sales results of the Company that relate to the Property and its related Outdoor Advertising Business with respect to all periods after December 31, 1996 to the extent monthly net sales information is received by Seller from 3M. Seller agrees that it shall use its best efforts to obtain any and all such information from Company or 3M.

      6.6 Post-Closing Access to Books and Records. For a period of seven years from the Closing Date:

      (a) The Seller shall not dispose of or destroy any books and records, including without limitation any employee records, relating to Property and its related Outdoor Advertising Business for periods prior to the Closing that it receives from 3M ("Books and Records") without first giving written notice to Seller at least 30 days prior to the proposed date of such disposition or destruction;

      (b) Seller shall, upon prior written notice, allow Buyer and its agents access to all Books and Records during normal working hours at Seller's principal place of business or at any location where any Books and Records are stored, and Buyer shall have the right, at its own expense, to make copies of any Books and Records; provided, however, that any such access or copying shall be had or done in such a manner so as not to interfere with the normal conduct of Seller's business;

      (c) Seller shall make available to Buyer upon written request (i) copies of any Books and Records, (ii) Seller's personnel to assist Buyer in locating and obtaining any Books and Records, and (iii) any of Seller's personnel whose assistance or participation is reasonably required by Buyer or any of its affiliates in anticipation of, or preparation for, existing or future Litigation, tax returns or other matters in which Buyer or any of its affiliates is involved. Buyer shall reimburse Seller for the reasonable out-of-pocket expenses incurred by Seller in performing the covenants contained in this
Section 6.6(c); provided, however, that any such access or copying shall be had or done in such manner so as not to interfere with the normal conduct of Seller's business.

      (d) The foregoing provisions of this Section 6.6 shall be in addition to the obligations of Seller under Section 13.2(c)(ii).

      6.7 Related Party Leases. (a) At or prior to the Closing, Seller and the Company shall each execute and deliver a master amendment to all of outdoor advertising site leases for those Structures that are located on CSX Railroad rights-of-way and Burlington-Northern Railroad rights-of-way. Such master amendment will extend the term of such Leases for a period ending on the fifth anniversary of the Closing, with the rental fixed at the rent paid during the prior lease year or as otherwise equitably determined by the parties.

      (b) To the extent that any Structure is located upon a leasehold for which the related lease also applies to a structure retained by National or owned by Seller, Seller shall cause the Company to sublease to Buyer such portion of its leasehold sufficient to operate such Structure under such terms and conditions as are contained in the underlying lease with an equitable allocation of rents.

7.    COVENANTS OF BUYER.

      7.1 Buyer's Knowledge of Business; Representations of Seller Modified by Buyer's Knowledge. To the knowledge of Buyer, the representations and warranties of Seller made in this Agreement or in any Ancillary Document entered into on or prior to the date hereof are true and correct. Buyer hereby agrees that to the extent any representation or warranty of Seller made herein or in any Ancillary Document is, to the knowledge of Buyer acquired prior to the date hereof, untrue or incorrect, (i) Buyer shall have no rights hereunder or thereunder by reason of such untruth or inaccuracy, and (ii) any such representation or warranty by Seller shall be deemed to be amended to the extent necessary to render it consistent with such knowledge of Buyer. In addition, between the date hereof and the Closing, Buyer may acquire additional knowledge concerning the matters covered by the representations and warranties of Seller. Accordingly, Buyer agrees (without prejudice to any rights which Buyer may have under Sections 9.1, 12.1 and 12.2) that, if the Closing occurs, then to the extent any representation or warranty of Seller made herein or in any Ancillary Document entered into at or prior to the Closing, to the knowledge of Buyer acquired from and after the date hereof and prior to the Closing, is untrue or incorrect, (x) Buyer shall have no rights hereunder or thereunder by reason of such untruth or inaccuracy, and (y) any such representation or warranty by Seller shall be deemed to be amended to the extent necessary to render it consistent with such knowledge of Buyer.

      7.2 Assumed Liabilities. Unless otherwise agreed to by the parties, Buyer shall pay each Assumed Liability (or its portion thereof) assumed pursuant to
Section 1.2 hereof (or reimburse Seller therefor) on a date agreed upon by the parties or on the later of the date on which such Assumed Liability is due or within five days after Seller advises Buyer of the amount thereof; provided, however, that Buyer may dispute any such Assumed Liability with the third party to whom such Assumed Liability is owed, in good faith, by appropriate proceedings after written notice to Seller of its intent to do so and receipt of Seller's written consent thereto (which consent shall not be unreasonably withheld and shall be deemed given if Seller does not object thereto in writing within ten days after receipt of Buyer's written notice). The grant to Buyer of such right to dispute shall not in any way affect the obligation of Buyer, pursuant to Section 13.2(b) or otherwise, to indemnify Seller and its affiliates against all liability, loss, damage, claim (including third party claims whether or not meritorious), cost or expense (including without limitation, reasonable attorney's fees and disbursements) (collectively "Losses") sustained or incurred by any of them arising out of or relating to such Assumed Liability, including by reason of Buyer's disputing such Assumed Liability.

      7.3 Replacement Insurance. (a) Buyer shall pay at Closing an amount equal to the Buyer's Percentage times the cost of the liability insurance policy obtained by Seller pursuant to Section 5.03(c) of the 3M Agreement.

      (b) Seller and/or Company shall insure that Buyer is an additional named insured under any insurance policy for which Buyer pays or reimburses any party any part of the premium for such policy pursuant to this Section.

      (c) Buyer and Seller agree that any deductible and/or limit on coverage under any insurance policy obtained pursuant to this Section shall be equitably divided between Buyer and Seller.

      (d) It is not the intent of the parties hereto that Buyer should pay a portion of any insurance premium for any insurance policy covering any claim of any nature or type against Company, and then be required to pay such claim in full or in part without the benefit of the insurance for which Buyer paid a portion of the policy premium. To the extent that the Buyer pays any portion of any insurance premium for any insurance policy covering any liability, loss, or expense of 3M, Company or Seller that Buyer has assumed pursuant to Section 1.2 or any other Section of this Agreement,

Buyer shall not be required to pay to Seller any amounts for which coverage under such insurance policy is available.

      7.4 Performance Bonds. Buyer shall deliver to Seller or the appropriate governmental authority, within 30 days of receipt of copies of the bonds to be replaced, replacement (or, if the beneficiary thereof will not permit replacement, back-up) performance bonds, payment bonds, bid bonds, letters of credit, guarantees and similar instruments, in an aggregate principal amount and with terms and from banks or other financial institutions or surety companies in each case reasonably satisfactory to Seller, to replace (or, to the extent required as described above, to collateralize) any performance bonds, payment bonds, bid bonds, letters of credit, guarantees and similar instruments of Seller or of any of its affiliates related to the Property and its related Outdoor Advertising Business of which Seller fully advises Buyer of or of which Buyer otherwise has knowledge of (in each case, or portions thereof) remaining outstanding on the Closing Date with respect to which Seller or any of its affiliates will have any liability after the Closing. Buyer shall indemnify and hold Seller and Company harmless from any Losses as a result of 3M, Seller, or Company having any performance bonds, payment bonds, bid bonds, letters of credit, guarantees and similar instruments related to the Property outstanding after Closing (without regard to any deductible amount hereunder).

      7.5 Imprints. (a) No later than 180 days after the Closing Date, Buyer, at its sole expense, shall remove from all advertising displays and vehicles transferred hereby all imprints containing the Names (as defined in Section 8.2) or Logos (as defined in Section 8.2); provided, however, that (i) Buyer shall remove all such imprints within 120 days after the Closing Date with respect to any such advertising displays containing tobacco advertising, and (ii) Buyer shall not place any new tobacco advertising on any such advertising displays without removing all such imprints from such displays.

      (b) Buyer shall indemnify Seller and its affiliates and hold them harmless from and against any and all Losses incurred or suffered by any of them arising out of or resulting from the use of the Names or any similar name or any Logos incorporating such Names or any similar Names by Buyer after the Closing, whether or not such use is contemplated under this Section 7.5.

      7.6 Consummation of Agreement. Buyer will take all corporate and other action required of it to carry out the transactions contemplated by this Agreement, and will not take any action that would have the effect of impeding or preventing the consummation of the transactions contemplated by this Agreement, to the end that the transactions contemplated by this Agreement shall be fully carried out.

      7.7 Further Assurances. At any time or from time to time after the Closing, Buyer shall, at the request of Seller and at the expense of Seller, execute, acknowledge and deliver any further assumption agreements, instruments or documents and take all such further action as Seller may reasonably request in order to evidence the consummation of and give effect to the transactions contemplated hereby and by the Ancillary Documents, and the assumption by Buyer of the Assumed Liabilities.

      7.8 Books and Records; Personnel. To extent that Buyer takes possession of any of the Books and Records of Company or Seller related to the Property, then for a period of seven years:

      (a) The Buyer shall not dispose of or destroy any such books and records, including without limitation any employee records, relating to the Property and its related Outdoor Advertising Business for periods prior to the Closing without first giving written notice to Seller at least 30 days prior to the proposed date of such disposition or destruction;

      (b) Buyer shall, upon prior written notice, allow Seller and its agents access to all Books and Records during normal working hours at Buyer's principal place of business or at any location where any Books and Records are stored, and Seller shall have the right, at its own expense, to make copies of any Books and Records; provided, however, that any such access or copying shall be had or done in such a manner so as not to interfere with the normal conduct of Buyer's business;

      (c) Buyer shall make available to Seller upon written request (i) copies of any Books and Records, (ii) Buyer's personnel to assist Seller in locating and obtaining any Books and Records, and (iii) any of Buyer's personnel whose assistance or participation is reasonably required by Seller or any of its affiliates in anticipation of, or preparation for, existing or future Litigation, tax returns or other matters in which Seller or any of its affiliates is involved. Seller shall reimburse Buyer for the reasonable out-of-pocket expenses incurred by Buyer in performing the covenants contained in this Section 7.8(c); provided, however, that any such access or copying shall be had or done in such manner so as not to interfere with the normal conduct of Buyer's business.

      (d) The foregoing provisions of this Section 7.8 shall be in addition to the obligations of Buyer under Section 13.2(c)(ii). Notwithstanding anything to the contrary herein, Seller shall not have any access to the individual Leases, Permits or Contracts after Closing except as may be required of the Company or the Seller by law.

8.    ADDITIONAL COVENANTS.

      8.1 Corporate Name. Buyer acknowledges that, as between Buyer and Seller, neither Buyer nor Seller has any proprietary right to all names, marks, trade names, trademarks, service names and service marks (collectively, "Names") incorporating "Minnesota Mining and Manufacturing", "3M", "3M Media" and "3M National" and to all corporate symbols or logos (collectively, "Logos") incorporating "Minnesota Mining and Manufacturing", "3M", "3M Media" or "3M National", all right to which and the goodwill represented thereby and pertaining thereto are being retained by 3M. Buyer agrees that it will not use the Names "Minnesota Mining and Manufacturing", "3M", "3M Media" or "3M National" or any Logo incorporating such Names in connection with the sale of any products or services or otherwise in the conduct of its business, except as expressly permitted by 3M in writing.

      8.2 Filings; Other Action. (a) Subject to the terms and conditions herein provided, each party shall:

            (i) Promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the transactions contemplated hereby;

            (ii) Use their best efforts to cooperate with one another in (x) determining which filings are required to be made prior to the consummation of the transactions contemplated hereby, and which consents, approvals, permits or authorizations are required to be obtained prior to the consummation of the transactions contemplated hereby from governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

            (iii) use their best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper and appropriate to consummate and effectuate the Closing Date for the transaction contemplated hereby on or prior to the Termination Date, including, without limitation, promptly responding to any request for additional information pursuant to Section (e)(1) of the HSR Act ("Second Request"), and the resolution of objections, if any, as may be asserted by any governmental authority with respect to the transactions contemplated hereby under any antitrust or trade or regulatory laws or regulations of any governmental authority (it being understood and agreed that Buyer shall use all measures available to it to consummate the transactions, except that notwithstanding anything to the contrary herein, Buyer shall not be required to license or otherwise dispose of, or hold separate or otherwise divest itself of, all or any portion of its businesses or assets or any portion of the business or assets of any of its subsidiaries or to lift or rescind or appeal any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and use their best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, provided, that Buyer shall not be required to divest itself of any of the property currently owned by Buyer, its subsidiaries, or affiliates, in order to obtain any governmental approval; and

            (iv) Furnish to the other party, upon request, copies of all correspondence, filings or communications between that party, or any of its representatives, on the one hand, and any governmental agency or authority, on the other hand, with respect to pre-notification obligations under any antitrust law with respect to this Agreement; provided, however, that with respect to any documents that one party reasonably believes should not be disclosed to the other party, such party shall instead furnish those documents to counsel for the other party pursuant to a mutually satisfactory confidentiality agreement.

      (b) Buyer agrees to use its best efforts to obtain all necessary regulatory or judicial approvals, and to take such other actions as are necessary, to consummate the transaction contemplated herein prior to the expiration of any public notice and comment period that may be required in connection with the approval of the Agreement.

      8.3 Buyer Investigation; No Representations or Warranties; Exclusivity of Remedies.

      (a) Buyer may beginning on the date hereof and ending on the Closing Date independently evaluate and conduct due diligence satisfactory to Buyer with respect to the Property and its related Outdoor Advertising business (including, but not limited to, the operations, facilities, contracts, customer files, intellectual property, financial information and prospects of the Property). Buyer may be represented by, and have the assistance of, representative, agents, counsel, and other experts in the conduct of such due diligence.

      (b) SECTION 8.3(a) ABOVE NOTWITHSTANDING, BUYER HEREBY ACKNOWLEDGES AT CLOSING IT WILL HAVE INDEPENDENTLY EVALUATED AND CONDUCTED DUE DILIGENCE SATISFACTORY TO BUYER WITH RESPECT TO THE ASSETS OF THE COMPANY AND THE OUTDOOR ADVERTISING BUSINESS (INCLUDING, BUT NOT LIMITED TO, THE OPERATIONS, FACILITIES, CONTRACTS, CUSTOMER FILES, INTELLECTUAL PROPERTY, FINANCIAL INFORMATION AND PROSPECTS OF THE BUSINESS), AND HAS BEEN REPRESENTED BY, AND HAD THE ASSISTANCE OF, COUNSEL IN THE CONDUCT OF SUCH DUE DILIGENCE, THE PREPARATION AND NEGOTIATION OF THIS AGREEMENT AND THE ANCILLARY DOCUMENTS, AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY.

      (c) SELLER HAS MADE AVAILABLE TO BUYER AND ITS REPRESENTATIVES CERTAIN INFORMATION AND RECORDS RELATING TO THE PROPERTY AND ITS RELATED OUTDOOR ADVERTISING BUSINESS. IT IS UNDERSTOOD AND AGREED BY THE PARTIES THAT NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, HAS BEEN MADE BY SELLER, COMPANY OR THEIR AGENTS REGARDING THE ACCURACY OR COMPLETENESS OF ANY SUCH INFORMATION OR RECORDS, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OF THE ANCILLARY DOCUMENTS, AND THAT SELLER AND COMPANY WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, OR BUYER'S USE, OF ANY SUCH INFORMATION OR RECORDS, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR EXCEPT AS A RESULT OF FRAUD. FURTHERMORE, BUYER AGREES THAT IT IS ACCEPTING BUSINESS BEING TRANSFERRED TO BUYER AT THE CLOSING "AS IS, WHERE IS, WITH ALL FAULTS", WITH NO RESULTING RIGHT OF SET-OFF OR REDUCTION IN THE TOTAL PURCHASE PRICE, AND THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OF THE ANCILLARY DOCUMENTS, SUCH TRANSFER IS BEING MADE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF INCOME POTENTIAL, OPERATION EXPENSE, USE, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY OF THE ASSETS OR THE OUTDOOR ADVERTISING BUSINESS BEING SO TRANSFERRED, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, ALL OF WHICH REPRESENTATIONS AND WARRANTIES ARE HEREBY DISCLAIMED AND RENOUNCED BY SELLER AND COMPANY. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN SECTION 4.8 OF THIS AGREEMENT, SELLER AND COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER TO THE BUYER REGARDING THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES, ASBESTOS CONTAINING MATERIALS, UNDERGROUND STORAGE TANKS OR PCB'S IN, AT OR UNDER ANY OF THE ASSETS OF THE COMPANY OR THE ACCURACY OR COMPLETENESS OF ANY STATEMENTS, DOCUMENTS OR REPORTS REGARDING ENVIRONMENTAL MATTERS RECEIVED FROM SELLER, AND BUYER ACKNOWLEDGES THAT IT HAS CONDUCTED SUCH INVESTIGATIONS AS IT HAS DEEMED APPROPRIATE TO EVALUATE TO ITS SATISFACTION ITS RISKS FROM AN ENVIRONMENTAL STANDPOINT.

      (d) BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, ITS SOLE AND EXCLUSIVE REMEDY WITH RESPECT TO ANY AND ALL CLAIMS RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING CLAIMS FOR BREACHES OF REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED IN THIS AGREEMENT) SHALL BE PURSUANT TO THE INDEMNIFICATION PROVISIONS SET FORTH IN
SECTION 13.2. IN FURTHERANCE OF THE FOREGOING BUYER HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES FOR 13.2 THAT BUYER MAY HAVE AGAINST SELLER, COMPANY OR ANY OF THEIR AFFILIATES UNDER OR BASED UPON ANY PRINCIPLE OF EQUITY OR ANY FEDERAL, STATE, LOCAL OR FOREIGN STATUTE, LAW, ORDINANCE, RULE OR REGULATION (INCLUDING THOSE RELATING TO HAZARDOUS SUBSTANCES, ASBESTOS CONTAINING MATERIALS, UNDERGROUND STORAGE TANKS AND PCB'S, AND INCLUDING SPECIFICALLY ALL RIGHTS, IF ANY, THAT BUYER MAY HAVE TO CONTRIBUTION FROM SELLER OR COMPANY UNDER THE COMPREHENSIVE

ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY OF ACT OF 1980, AS AMENDED), EXCEPT FOR SUCH CLAIMS ARISING OUT OF SELLER'S FRAUD, WILLFUL MISCONDUCT OR BAD FAITH.

      (e) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NO CLAIMS RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT MAY BE BROUGHT BY BUYER AGAINST ANY DIRECTOR, OFFICER OR EMPLOYEE OF SELLER OR THE COMPANY IN HIS OR HER INDIVIDUAL CAPACITY.

      8.4 Transition Matters. (a) Buyer and Seller confirm and agree that certain services provided by 3M and its affiliates to the Company as of the date hereof, including, but not limited to, certain services relating to human resources/payroll, tax, travel reimbursement, insurance coverage, insurance claims administration, legal, financial reporting, environmental, engineering services, property accounting, information technologies (including computer services and data processing) and employee information systems, shall be terminated as of the Closing Date, subject to any transition agreement with respect to one or more of such services as may be agreed between Seller and 3M prior to Closing. Seller agrees that it shall enter into a transition agreement with 3M pursuant to the 3M Agreement (the "Transition Agreement"). Such Transition Agreement shall include, among other things, provisions requiring that the accounting books and records remain in place and intact, and sufficient Company accounting department employees remain employed, at the Company's current home office located in Bedford Park, Illinois for a period of time reasonably sufficient for Buyer to obtain an audit prepared by its certified public accountants of the prior results of the Outdoor Advertising Business related to the Property acquired by Buyer hereunder. Seller agrees to provide to Buyer the services it receives from 3M under the Transition Agreement as they relate to the Property subject to all of the conditions and limitations contained in the Transition Agreement. Buyer shall pay the Buyer's Percentage of the charges by 3M to Seller under the Transition Agreement, except that Buyer shall pay all of the charges of 3M specifically incurred (i) in relation to Buyer's audit of the Property and (ii) any other services by 3M rendered exclusively on Buyer's behalf that are not provided for in the Transition Agreement.

      (b) Seller and Buyer confirm and agree that to the extent Seller does not receive same from 3M, no part of the following assets, which are used by or in connection with the Outdoor Advertising Business will not be transferred to
Buyer: (i) the In-Store media program utilizing 3M(TM) FloorMinders(TM) Graphics; (ii) the Travel Center Advertising business; (iii) all vehicles listed in the Disclosure Schedule to the 3M Agreement; (iv) all cellular telephones used in the Business; (v) all 3M, Company, or Seller company credit cards used in the Business; (vi) the Westminster, Maryland plant, property and equipment;
(vii) the corporate facilities located a York, New York; (viii) the software and hardware listed in the Disclosure Schedule to the 3M Agreement, including, without limitation, the telecommunications system (including the Wide Area Network); (ix) all cash of the Company; and (x) all attorneys' fees, costs, proceeds and other funds awarded or paid to the Company, 3M or Seller in connection with Impact Communications of Central Florida, Inc. and Frances Sirianni v. National Advertising Company and POA Acquisition Corp., Case No. 95-142-Civ-Orl-18, excluding any such attorneys' fees and costs that are attributable to prosecution of any appeal of such action subsequent to the Closing Date. Following the Closing and in furtherance of this Section 8.4, Buyer shall take such action as Seller may reasonably request to transfer to Seller or Company any of such excluded assets and will indemnify and hold Seller and Company harmless from any and all losses incurred by Seller in connection with the use by Buyer following the Closing of any such excluded assets not so transferred, including, but not limited to, the use of cellular telephones and 3M, Company, or Seller company credit cards.

9.    CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS.

      The obligation of Buyer to purchase the Property shall be subject to the satisfaction (or waiver) on or prior to the Closing Date of all of the following conditions:

      9.1 Representations, Warranties, Covenants of Seller. (a) Seller shall have complied in all material respects with its agreements and covenants contained herein to be performed on or prior to the Closing Date, and the representations and warranties of Seller contained herein shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date (taking into account all modifications to the Disclosure Schedule as reflected in the revised disclosure schedule to be delivered by Seller to Buyer at the Closing, which shall include any material changes to information set forth in the Disclosure Schedule (the "Revised Disclosure Schedule")), except (i) as otherwise contemplated hereby, and (ii) to the extent that any such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true in all material respects as of the specified date.

      (b) At the Closing Date, there shall have been no changes in the Property or the related Outdoor Advertising Business, other than changes that do not individually or in the aggregate have a Material Adverse Effect, excluding, without limitation, changes that are otherwise contemplated hereby (including, without limitation, changes under Section 6.2).

      (c) At the Closing Date, Buyer shall have received a certificate of Seller, dated as of the Closing Date and signed by an officer of Seller, certifying as to the fulfillment of the conditions set forth in this Section 9.1 (the "Certificate of Seller").

      9.2 No Prohibition. No statute, rule or regulation or order of any court or administrative agency shall be in effect which prohibits Buyer from consummating the transactions contemplated hereby.

      9.3 Consents. The applicable waiting period under the HSR Act shall have expired or been terminated and all other consents, approvals, authorizations, exemptions and waivers from governmental agencies that shall be required in order to enable Buyer to consummate the transactions contemplated hereby and by the Ancillary Documents shall have been obtained (except for such consents, approvals, authorizations, exemptions and waivers, the absence of which would not prohibit consummation of such transactions or render such consummation illegal).

      9.4 Non-Foreign Status Statements. Seller shall have delivered statements, as contemplated under Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that neither Seller nor the Company is a foreign person within the meaning of the Code and applicable Treasury Regulations.

      9.5 Lease Amendments and Sub-Leases. The master lease amendment referred to in Section 6.7(a) and the master sub-lease referred to in Section 6.7(b) shall have been fully executed by the parties thereto.

10.   CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS.

      The obligation of Seller to sell the Property shall be subject to the satisfaction (or waiver) on or prior to the Closing Date of all of the following conditions:

      10.1 3M Agreement Closed. The 3M Agreement shall have been closed, and the transactions contemplated thereunder consummated.

      10.2 Representations, Warranties, Covenants of Buyer. Buyer shall have complied in all material respects with its agreements and covenants contained herein to be performed on or prior to the Closing Date, and the representations and warranties of Buyer contained herein shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except (i) as otherwise contemplated hereby, and (ii) to the extent that any such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true in all material respects as of the specified date. Seller shall have received a certificate of Buyer, dated as of the Closing Date and signed by an officer of Buyer, certifying as to the fulfillment of the condition set forth in this Section 10.1 (the "Certificate of Buyer").

      10.3 No Prohibition. No statute, rule or regulation or order of any court or administrative agency shall be in effect which prohibits Seller from consummating the transactions contemplated hereby.

      10.4 Performance Bonds; Insurance. Buyer shall have delivered to the applicable authority or the Seller as applicable the performance bonds, payment bonds, bid bonds, letters of credit, guarantees and/or other instruments referred to in Section 7.4, or otherwise complied with Section 7.4. Buyer shall have paid its portion of the premiums for any insurance policies, as required pursuant to Section 7.3.

      10.5 Governmental Consents. The applicable waiting period under the HSR Act shall have expired or been terminated and all other consents, approvals, authorizations, exemptions and waivers from governmental agencies that shall be required in order to enable Seller to consummate the transactions contemplated hereby and by the Ancillary Documents shall have been obtained (except for such consents, approvals, authorizations, exemptions and waivers, the absence of which would not prohibit consummation of such transactions or render such consummation illegal).

11.   EMPLOYMENT AND EMPLOYEE BENEFIT ARRANGEMENTS.

      11.1 Obligations to Employees. (a) Seller and 3M have made agreements regarding employees of the Company that are contained in Article 9 of the 3M Agreement. To the extent applicable to this Agreement, these provisions are incorporated herein by reference. Buyer agrees to assume and perform all such obligations made by Seller in Article 9 of the 3M Agreement (excluding
(P)9.02(a) and (P)(P)9.03(a) and (b)) as they relate to any employees of Company hired by Buyer, unless waived by the employee.

      (b) Buyer expressly acknowledges assuming Seller's and Company's obligations under Section 9.05 of the 3M Agreement with respect to the employees of the Company employed by Buyer and nothing contained in this Section 11 shall limit Buyer's continuing obligations to make certain severance payments or to provide health benefits to such employees in accordance with such provision, unless waived by such National Employees.

      11.2  Union Employees.

      (a) Buyer agrees to hire those union employees of the Company listed on
Schedule 11.2(a) and to assume Seller's obligations with respect to such union employees under the 3M Agreement including those set forth in (P)9.09 of the 3M Agreement.

      (b) To the extent related to the union employees listed on Schedule 11.2(a), Buyer assumes the obligations of the Company to make contributions, at substantially the same level for the operations in question, to each multiemployer plan for which the Company has the obligation to make contributions pursuant to the collective bargaining agreements described in
Schedule 11.2(b) and agrees to provide each such multiemployer plan with a bond or escrow for a five-year period commencing with the first plan year beginning after the Closing Date of a type and in an amount required by Section 4204
(a)(1)(B) of ERISA; provided further, however, that if the Buyer withdraws, or partially withdraws, from any such multiemployer plan with respect to the operation in question during the five-year period for which the bond is to be provided, then the Seller and the Company shall be secondarily liable for any such withdrawal liability that the Seller and the Company would have had to such multiemployer plan with respect to the operations as a result of the sale of the Property if the liability of the Buyer with respect to such multiemployer plan is not paid. Notwithstanding the foregoing, the Seller and Company shall cooperate with the Buyer if the Buyer elects to apply to the Pension Benefit Guaranty Corporation ("PBGC") for a variance of the "bond or escrow" requirement under PBGC Regulation Section 4204.11.

      11.3 Hiring of Employees. Buyer and Seller agree that Buyer shall have first chance to make offers of employment to employees of the Company related to the operations of the Property. Should Buyer make an offer in accordance with the requirements of this Agreement any such employee, Seller agrees that is shall not hire such employee for a period of two years from the date of Closing.

12. TERMINATION OF AGREEMENT.

      12.1 Termination. This Agreement may be terminated at any time prior to the Closing:

      (c) by the mutual written consent of Buyer and Seller;

      (d) in writing by Buyer or Seller, if the Closing shall not have occurred on or before the Termination Date, provided, however, that the right to terminate this Agreement pursuant to this Section 12.1(b) shall not be available to a party if such party's failure to perform or observe in any material respect any of its covenants or agreements contained in this Agreement shall have been the cause of, or resulted in, the failure of the consummation of the transactions contemplated hereby to occur on or before such date; or

      (e) in writing by either Buyer or Seller, if there shall have been a material breach by the other party of any of its representations, warranties, covenants or agreements contained herein and such breach results in a failure to satisfy a condition to the terminating party's obligation to consummate the transactions provided herein which cannot be cured or is not cured prior to the Closing Date.

      12.2 Effect on Obligations. Termination of this Agreement pursuant to this
Article 12 shall terminate all obligations of the parties hereunder, except for the obligations under Sections 14.1, 14.2, 14.8, 14.9, and 14.11; provided, however, that termination by Buyer or Seller pursuant to clauses (b) or (c) of
Section 12.1 shall not relieve the defaulting or breaching party from any liability to the other party hereto.

      12.3 Termination Fee. In the event that Closing does not occur on or before Termination Date and Seller has the unilateral right to terminate this Agreement pursuant to Section 12.1(c), then Buyer agrees to pay Seller, immediately upon Seller's demand, the sum of $5,000,000.00 (five million and no/100 dollars) as liquidated damages, in which case Buyer and Seller agree that payment of such fee shall relieve Buyer from any and all further liability for its breach hereunder. Notwithstanding anything to the contrary herein, upon payment of the liquidated damages provided for herein, Buyer shall not have any further liability or obligation to Seller or Company relating to or arising from its failure to close or its breach of any provision of this Agreement. The Deposit shall be applied against any amounts payable to Seller under this
Section 12.3. In addition, if the Deposit is paid to Seller under this Section 12.3, any interest earned on the Deposit (as contemplated by the terms of Section 2.3) shall also be paid to Seller.

13.   INDEMNIFICATION.

      13.1 Survival. (f) The representations and warranties made in this Agreement or in any agreement, certificate (including the Certificate of Seller and the Certificate of Buyer) or other Ancillary Document shall survive the Closing Date until the first anniversary thereof and shall thereupon expire together with any right to indemnification for breach thereof (except to the extent a written notice asserting a claim for breach of any such representation or warranty, describing the nature of the breach in reasonable detail, shall have been given prior to such date to the party which made such representation or warranty, in which case such representation and warranty shall survive, to the extent of such claim only, until such claim is resolved, whether or not the amount of the damages or expenses resulting from such breach has been finally determined at the time the notice is given, if, but only if, (i) in the case of any claim made by Buyer by reason of a third-party claim, the written notice is accompanied by a copy of the written notice of the third-party claimant or (ii) in the case of any claim made by Buyer other than by reason of a third-party claim, some damages or expense shall have been incurred in good faith at or prior to the date of such notice; and provided that any notice asserting a claim for breach of any of the representations and warranties contained in Sections
4.6 and 4.8 (or in the Certificate of Seller insofar as it pertains to Sections
4.6 and 4.8) as to Environmental Matters (an "Environmental Breach") shall not be effective notice unless accompanied by (x) written notice from the applicable regulatory authority, or, if there has been a claim made against Buyer by a third party, the written notice of the third-party claimant, alleging the existence of the conditions as to which an Environmental Breach is claimed or
(y) a written report from an environmental consulting firm reasonably acceptable to Seller, the fees and expenses of which firm shall be borne solely by Buyer, confirming in reasonable detail, the existence of the conditions as to which an Environmental Breach is claimed). The covenants and agreements contained herein to be performed or complied with prior to the Closing (and the provisions of the Certificate of Seller and the Certificate of Buyer pertaining thereto) shall expire at the Closing. The covenants and agreements contained herein to be performed or complied with at or after the closing (other than the covenant and agreement to indemnify against breaches of representations and warranties, which shall expire as set forth in the first sentence of this Section 13.1, but including the indemnification obligations contained in Sections 7.2, 7.4, 7.5, 8.1, 8.4(c) and 14.15) shall survive the Closing until the expiration of the applicable statute of limitations. Accordingly, Buyer agrees (without prejudice to any rights which Buyer may have under Sections 9.1, 12.1 and 12.2) that, if the Closing occurs, then to the extent any representation or warranty of Seller made herein or in any Ancillary Document entered into at or prior to the Closing, to the knowledge of Buyer acquired from and after the date hereof and prior to the Closing, is untrue or incorrect, (x) Buyer shall have no rights hereunder by reason of such untruth or inaccuracy, and (y) any such representation or warranty by Seller shall be deemed to be amended to the extent necessary to render it consistent with such knowledge of Buyer.

      13.2 Indemnification. (g) If the Closing shall occur, Seller shall indemnify Buyer and its affiliates and hold each of them harmless from and against all Losses which are incurred or suffered by any of them (i) by reason of the breach of any of the representations or warranties made by Seller herein or in any Ancillary Document or (ii) by reason of the failure by Seller to perform or comply with any of the covenants or agreements contained herein or in any Ancillary Document to be performed or complied with by Seller at or after the Closing. Any recovery by Buyer and its affiliates for indemnification pursuant to a breach shall be limited as follows: (l) Buyer and its affiliates shall not be entitled to any recovery unless a claim for indemnification is made in accordance with Section 13.1 and paragraph (c)(i) of this Section 13.2 and within the time period of survival set forth in Section 13.1; (2) Buyer and its affiliates shall not be entitled to recover any amount for indemnification claims under clause (i) of this Section 13.2(a) unless and until the amount which Buyer and its affiliates are entitled to recover in respect of such claims exceeds, in the aggregate, the dollar amount equal to the Buyer's Percentage times $10,000,000.00 (the "Deductible"), in which event (subject to clause (3) below) the entire amount which Buyer and its affiliates are entitled to recover in respect of such claims less the Deductible shall be payable; and (3) the maximum amount recoverable by Buyer and its affiliates for indemnification claims under clause (i) of this Section 13.2(a) shall in the aggregate be equal to the dollar amount equal to the Buyer's Percentage times $50,000,000.00.

      (h) If the Closing shall occur, Buyer shall indemnify Seller and its affiliates and hold each of them harmless from and against all Losses which are incurred or suffered by any of them (i) by reason of the breach by Buyer of any of the representations or warranties made by Buyer herein or in any Ancillary Document, (ii) by reason of the failure by Buyer to perform or comply with any of the covenants or agreements contained herein or in any Ancillary Document to be performed or complied with by Buyer at or after the Closing or (iii) by reason of the ownership by Buyer or any of its affiliates of the Property or the conduct by Buyer or any of its affiliates of its business after the Closing; provided, however, that Seller and its affiliates shall not be entitled to any recovery unless a claim for indemnification is made in accordance with paragraph
(c)(i) of this Section 13.2 and within the time period set forth in Section
13.1.

      (i)(i) In the event that any party shall incur or suffer any Losses in respect of which indemnification may be sought by such party pursuant to the provisions of this Section 13.2, the party seeking to be indemnified hereunder (the "Indemnitee") shall assert a claim for indemnification by written notice (a "Notice") to the party from whom indemnification is sought (the "Indemnitor") stating the nature and basis of such claim, and if such claim is with respect to a third-party claim or a claim relating to an Environmental Matter, accompanied by the documentation set forth in Section 13.1. In the case of Losses arising by reason of any third-party claim, the Notice shall be given within 30 days of the filing or other written assertion of any such claim against the Indemnitee, but the failure of the Indemnitee to give the Notice within such time period shall not relieve the Indemnitor of any liability that the Indemnitor may have to the Indemnitee except to the extent that the Indemnitor is prejudiced thereby.

            (ii) The Indemnitee shall provide to the Indemnitor on request all information and documentation reasonably necessary to support and verify any Losses which the Indemnitee believes gives rise to a claim for indemnification hereunder and shall give the Indemnitor reasonable access to all books, records and personnel in the possession or under the control of the Indemnitee which would have bearing on such claim.

            (iii) In the case of third-party claims for which indemnification is sought, the Indemnitor shall have the option, and with respect to such claims that represent or are in respect of any of the Liabilities ("Liabilities Claims") shall have the obligation, (x) to conduct any proceedings or negotiations in connection therewith, (y) to take all other steps to settle or defend any such claim (provided that the Indemnitor shall not settle any such claim without the consent of the Indemnitee (which consent shall not be unreasonably withheld)) and (z) to employ counsel to contest any such claim or liability in the name of the Indemnitee or otherwise. In any event, the Indemnitee shall be entitled to participate at its own expense and by its own counsel in any proceedings relating to any third-party claim. The Indemnitor shall, within 45 days of receipt of the Notice, notify the Indemnitee of (or, in the case of a Liabilities Claim, confirm to the Indemnitee) its intention to assume the defense of such claim. Until the Indemnitee has received notice of the Indemnitor's election whether to (or, in the case of a Liabilities Claim, the Indemnitor's confirmation of its intention to) defend any claim, the Indemnitee shall take reasonable steps to defend (but may not settle) such claim. Except for Liabilities Claims, as to which this sentence shall not be applicable, if the Indemnitor shall decline to assume the defense of such claim, or shall fail to notify the Indemnitee within 45 days after receipt of the Notice of the Indemnitor's election to defend such claim, the Indemnitee shall defend against such claim (provided that the Indemnitee shall not settle such claim without the consent of the Indemnitor, which consent shall not be unreasonably withheld). The expenses of all proceedings, contests or lawsuits in respect of any such claims (other than those incurred by the Indemnitee which are referred to in the second sentence of this subparagraph (iii)) shall be borne by the Indemnitor but only if the Indemnitor is responsible pursuant hereto to indemnify the Indemnitee in respect of the third-party claim and, if applicable, only to the extent required by the second sentence of Section 13.2(a). Regardless of which party shall assume the defense of the claim, the parties agree to cooperate fully with one another in connection therewith. In the case of a claim for indemnification made under Sections 13.2(a)(i) or 13.2(b)(i), (a) if (and to the extent) the Indemnitor is responsible pursuant hereto for indemnifying the Indemnitee in respect of the third-party claim, then within ten days after the occurrence of a final non-appealable determination with respect to such third-party claim, the Indemnitor shall pay the Indemnitee, in immediately available funds, the amount of any Losses (or such portion thereof as the Indemnitor shall be responsible for pursuant to the provisions hereof, including, without limitation, the second sentence of Section 13.2(a)), and (b) in the event that any Losses incurred by the Indemnitee do not involve payment by the Indemnitee of a third-party claim, then, if (and to the extent) the Indemnitor is responsible pursuant hereto for indemnifying the Indemnitee against such Losses, the Indemnitor shall within ten days after agreement on the amount of Losses or the occurrence of a final non-appealable determination of such amount pay to the Indemnitee, in immediately available funds, the amount of such Losses (or such portion thereof as the Indemnitor shall be responsible for pursuant to the provisions hereof, including, without limitation, the second sentence of Section 13.2(a)).

      (d) The provisions of paragraph (c) of this Section 13.2 shall apply to all claims for indemnification hereunder.

      (e) The indemnification provided in this Section 13.2 shall be the sole and exclusive remedy any representation or warranty made by Seller in this Agreement or in any Ancillary Document. All amounts payable by one party in indemnification of the other shall be considered an adjustment to the Purchase Price.

      (f) IN NO EVENT SHALL SELLER BE LIABLE FOR LOSS OF PROFITS OR CONSEQUENTIAL DAMAGES BY REASON OF A BREACH OF ANY REPRESENTATION OR WARRANTY, WHETHER ORAL OR WRITTEN, MADE BY SELLER IN THIS AGREEMENT, IN ANY ANCILLARY DOCUMENT OR OTHERWISE.

      (g) Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its affiliates shall be responsible for any liability or obligation as a result of Buyer's failure to comply with applicable law after the Closing even if the Outdoor Advertising Business acquired hereby is operated after the Closing in the manner operated prior to Closing.

      (h) Upon making any payment to an Indemnitee for any indemnification claim pursuant to this Section 13.2, the Indemnitor shall be subrogated, to the extent of such payment, to any rights which the Indemnitee may have against any other parties with respect to the subject matter underlying such indemnification claim.

      (i) Buyer understands and agrees that the rights accorded it by clause (a) of this Section 13.2 are its sole and exclusive remedy against Seller or any of its affiliates with respect to any Environmental Matters whatsoever. Buyer (on its own behalf and on behalf of its affiliates and the successors and assigns of any of the foregoing) hereby waives any right to seek contribution or other recovery from Seller or 3M or any of their affiliates that any of them may now or in the future ever have under 42 U.S.C. Sections 9607 and 9613(f) of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C.
Section 601 et seq.), as amended ("CERCLA"), the Hazardous Material Transportation Act (49 U.S.C. Section 1801 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C.S.C. Section 7401 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Sections 11001 et seq.), the Safe Drinking Water Act (42 U.S.C. Sections 300f et seq.), the Toxic Substances Control Act, as amended (15 U.S.C. Section 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) or any other federal, state, local or foreign law relating to Environmental Matters, the rules and regulations promulgated under any thereof, and any provisions of common law providing for any remedy or right of recovery with respect to Environmental Matters, as these laws, rules, regulations and provisions were in the past or are currently in effect, or may in the future be enacted or be in effect (collectively, "Environmental Laws"), with respect to the Liabilities. Buyer (on its own behalf and on behalf of its affiliates and the successors and assigns of any of the foregoing) hereby further unconditionally releases Seller and 3M and their respective affiliates from any and all claims, demands, and causes of action that any of them may now or in the future ever have against Seller or 3M or any of their respective affiliates for recovery under CERCLA or under any other Environmental Laws with respect to the Liabilities.

      14.   MISCELLANEOUS.

      14.1 Dispute Resolution; Unaided Negotiations. To resolve any disputes among the parties, Buyer or Seller must first provide written notice to the other, specifying ln as much detail as possible the source or reason for the dispute, the amount of claimed damages, if any, and the resolution proposed by the notifying party. The receiving party shall respond in writing to any such notice within seven business days after receipt. The responding party may include in its reply a detailed description of any disputes it would like to resolve and the proposed resolutions. The first notifying party shall respond within seven business days. If the dispute is not then resolved, there shall follow within seven business days of the last written response a meeting between at least one representative of each party. Each party agrees to have present such person or persons who are authorized to fully and finally resolve the dispute. The purpose of this meeting shall be to discuss and negotiate in good faith the complete resolution of any outstanding dispute. The date and time shall be mutually agreed (within the stated period), and the location of the meeting shall be chosen by the party responding to the first notice. Each party shall bear its own costs (including travel expenses) incident to this negotiation and meeting.

      14.2 Mediation; Litigation. Should the procedure outlined in Section 14.1 not bring about a resolution of the dispute, then within 30 days following the meeting of principals, the party first sending the notice shall initiate a voluntary, nonbinding mediation conducted by a mutually-agreed mediator. Should the parties for any reason be unable or unwilling to agree upon a mediator, they shall request J-A-M-S/Endispute in New York, NY, to appoint a capable mediator for them in accordance with the commercial mediation rules of such organization. The Parties shall bear equally all costs and expenses (including any attorneys' fees) of this mediation and endeavor in good faith to resolve their differences. While this mediation shall be nonbinding in all respects (i.e., any agreement must be accepted by each party), each party agrees that:

      (a) It shall appear when directed by the mediator, be fully prepared to work towards a resolution of the dispute, and participate in good faith in the mediation towards a resolution of all disputed issues or concerns;

      (b) The duty to mediate in good faith under this Agreement shall be specifically enforceable by the courts of Delaware; and

      (c) Should a court in litigation stemming from the same general dispute or disagreement among the parties determine that either did not participate in good faith in the mediation process hereunder, then such party shall be liable for the other party's attorneys' fees in the resulting litigation, up to $100,000.

      (d) In the event that the parties are unable to resolve any outstanding disagreement or dispute as provided above, then, as a last resort, either party may commence Litigation; provided, however, that it must do so in the court (state or federal, provided the court selected has subject matter jurisdiction) as agreed pursuant to Section 14.14 hereof.

      14.3 Interpretive Provisions. (a) Whenever used in this Agreement the term "knowledge" shall mean actual knowledge without the need for independent investigation of any officer or director of Seller or Buyer listed on Schedule
14.3 hereto. The burden of proving that a party or person had knowledge shall be on the party asserting such knowledge. "Knowledge" as it relates to 3M shall have the meaning assigned to such concept in the 3M Agreement.

      (b) The inclusion of any item in this Agreement, the Disclosure Schedule or the Revised Disclosure Schedule shall not be deemed an acknowledgment that such item is material or would result in a Material Adverse Effect.

      (c) Buyer and Seller confirm and agree that any judgment, order, settlement, legislation or regulation which has the effect of restricting tobacco advertising, in whole or in part, shall not be a "Material Adverse Effect" for purposes of this Agreement.

      (d) Buyer acknowledges receipt of copies of the 3M Agreement together with its Disclosure Schedule and Revised Disclosure Schedule, and all matters disclosed therein are deemed "known" by Buyer hereunder.

      (e) Any of the foregoing provisions of this Agreement notwithstanding, the Parties agree that the construction and enforcement of any and all of the provisions of this Agreement shall be based on the following guidelines. Except as otherwise specifically provided in this Agreement:

      (i) The Seller's obligation regarding the transfer of the Property is strictly limited to delivering that which National has and can deliver as of the
Closing on an           "as is" and "whereas" basis, no more and no less; and

      (ii) Seller is not giving Buyer any greater, broader or more enforceable representations, warranties, covenants or agreements than it receives from 3M under the 3M Agreement other than for those provisions that relate only and exclusively to Seller's knowledge, its corporate existence, authority and ability to perform and as may be required for a sale of assets instead of stock in the context of the 3M Agreement.

      14.4 Entire Agreement. This Agreement and all Schedules and attachments hereto constitute the sole understanding of the parties with respect to the subject matter hereof. Matters disclosed by Seller to Buyer pursuant to any Section of this Agreement shall be deemed to be disclosed with respect to all Sections of this Agreement.

      14.5 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that this Agreement may not be assigned by Buyer without the prior written consent of Seller, except that Buyer may, at its election, assign this Agreement in full or in part to any direct or indirect wholly owned subsidiary so long as (i) the representations and warranties of Buyer made herein are equally true of such assignee, (ii) such assignment does not have any adverse consequences to Seller or any of its affiliates (including, without limitation, any adverse tax consequences or any adverse effect on the ability of Buyer to consummate (or timely consummate) the transactions contemplated hereby), and (iii) such assignee shall execute a counterpart of this Agreement agreeing to be bound by the provisions hereof as "Buyer", and agreeing to be jointly and severally liable with the assignor and any other assignee for all of the obligations of the assignor hereunder, but no such assignment of this Agreement or any of the rights or obligations hereunder shall relieve Buyer of its obligations under this Agreement; and provided, further, that Buyer may assign its rights but not its obligations under this Agreement as collateral security under financing arrangements entered into by Buyer for the purpose of obtaining the funds required for the Purchase Price.

      14.6 Headings. The headings of the Articles, Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

      14.7 Modification and Waiver. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto, except that any of the terms or provisions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits of such waived terms or provisions. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

      14.8 Broker's Fees. Each of the parties hereto (i) represents and warrants that it has not taken and will not take any action that would cause the other party hereto to have any obligation or liability to any person for a finder's or broker's fee, and (ii) agrees to indemnify the other party hereto for breach of the foregoing representation and warranty, whether or not the Closing occurs.

      14.9 Expenses. Except as otherwise provided herein, Seller and Buyer shall each pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including, without limiting the generality of the foregoing, fees and expenses of its own financial consultants, accountants and counsel.

      14.10 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party shall be in writing and shall be given (and will be deemed to have been duly given upon receipt) by delivery in person, by electronic facsimile transmission, cable, telegram, telex or other standard forms of written telecommunications, by overnight courier or by registered or certified mail, postage prepaid if to Seller to:

                        Outdoor Systems, Inc.
                        2502 North Black Canyon Highway
                        Phoenix, AZ 85009
                        Attention: William S. Levine
                        Telecopy: (602) 433-2482 and (602) 248-0884

with a copy to:

                        Powell, Goldstein, Frazier & Murphy LLP
                        16th Floor
                        191 Peachtree Street
                        Atlanta, GA 30303
                        Attention: William B. Shearer, Esq.
                        Telecopy: (404) 572-5958

if to Buyer to:

                        Mr. Keith A. Istre
                        The Lamar Corporation
                        Post Office Box 66338
                        Baton Rouge, Louisiana 70896
                        Telephone: 504/926-1000
                        Facsimile: 504/923-0658

with a copy to:

                        Kean, Miller, Hawthorne, D'Armond,
                        McCowan & Jarman, L.L.P.
                        22nd Floor, One American Place
                        Baton Rouge, LA 70825
                        Attn: Ben R. Miller, Esq.
                        Facsimile: 504/388-9133

or at such other address for a party as shall be specified by like notice.

      14.11 Public Announcements. Neither Seller nor Buyer shall make any public statements, including, without limitation, any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed) except as may be required by law. If a public statement is required to be made by law, the parties shall consult with each other in advance as to the contents and timing thereof.

      14.12 Bulk Sales Law. Without admitting that the bulk sales law of any state is applicable to the transactions contemplated by this Agreement, the parties waive and agree not to comply with the bulk sales law of any state and Seller shall indemnify and hold harmless Buyer, its stockholders, officer and directors from and against any and all liabilities arising by reason of such noncompliance in connection with the sale of the Property to Buyer.

      14.13 Nonassignable Assets. "Nonassignable Asset" shall mean any asset included in the Property whose sale, conveyance, transfer, assignment or delivery is not permitted, or is not permitted without the consent of any other person or party (including any governmental, regulatory or administrative authority) other than consents, approvals, permits or authorizations contemplated by Section 8.2. The Purchase Price shall not be subject to adjustment or revision, and Buyer shall not be entitled to any repayment, refund or other compensation, with respect to such Nonassignable Asset. The Seller shall, to the maximum extent permitted by law or any terms or limitations pertaining to such Nonassignable Asset, use its reasonable efforts to obtain for the Buyer the benefits thereunder, and shall cooperate with Buyer in any reasonable arrangement designed to provide such benefits to Buyer, including any sublease or subcontract or similar arrangement; provided, however, that Seller shall not be required to make any payments or incur any obligations in connection with such arrangements.

      14.14 Governing Law and Venue. Any dispute that relates to any specific portion of the Property shall be resolved according to the law of the state in which such specific property is located. In all other respects, this Agreement is made in and shall be governed by and construed and enforced in accordance with the laws of the State of Delaware. Venue shall be proper in the state where the property is located concerning disputes that relate to any specific portion of the Property. For all other matters, venue shall be proper in the State of Delaware. Seller and Buyer hereby consent to the personal jurisdiction of such courts for all matters relating to or arising from this Agreement.

      14.15 Sales Tax. Any sales tax or transfer tax liability arising under the laws of any state shall be borne by Buyer, which shall indemnify and hold harmless Seller for any such sales tax or transfer tax liability which may result from the transactions contemplated hereunder.

      14.16 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

      14.17 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

      14.18 Third Party Rights. Nothing in this Agreement shall be deemed to create any right on the part of any person or entity not a party to this Agreement other than (i) any permitted assignees and (ii) with respect to
Article 11, any employee or union employee of the Company.

1.    DEFINITIONS

      15.1  Defined Terms.  The following terms are defined terms hereunder:

      "3M" shall mean Minnesota Mining and Manufacturing Company.

      "3M Closing" shall have the meaning given in Section 1.1.

      "Accounts Receivable" shall have the meaning given in Section 1.1.

      "Ancillary Document(s)" shall have the meaning given Section 4.2 (a).

      "Balance Sheet" shall have the meaning given Section 4.4.

      "Books and Records" shall have the meaning given Section 6.6 (a).

      "Buyer" shall mean The Lamar Corporation, a Louisiana corporation .

      "Buyer's Percentage" shall have the meaning given in Section 2.2 (a).

      "Buildings" shall have the meaning given in Section 1.1.

      "Business" shall have the meaning given in Section 8.4 (b).

      "Certificate of Buyer" shall have the meaning given in Section 10.2

      "Certificate of Seller" shall have the meaning given in Section 9.1(c).

      "Closing" shall have the meaning given in Section 2.1.

      "Closing Date" shall have the meaning given in Section 2.1.

      "Commitments"shall have the meaning given in Section 4.9.

      "Company" shall mean National Advertising Company.

      "Contracts" shall have the meaning given in Section 1.1.

      "Deductible" shall have the meaning given in Section 13.2 (a)

      "Deposit" shall have the meaning given in Section 2.3.

      "Environmental Breach" shall have the meaning given in Section 13.1 (a).

      "Environmental Laws" shall have the meaning given in Section 13.2 (i).

      "Environmental Matters" shall have the meaning given in Section 4.8 (b).

      "Financial Statements" shall have the meaning given in Section 4.4.

      "Indemnitee" shall have the meaning given in Section 13.2 (c)(i)

      "Indemnitor" shall have the meaning given in Section 13.2 (c)(i)

      "Intangible Assets" shall have the meaning given in Section 1.1.

      "Knowledge" shall have the meaning given in Section 14.3.

      "Lamar Market Areas" shall have the meaning given in Section 1.2 (e)(i)

      "Lamar Markets Employees" shall have the meaning given in Section 11.1

      "Leases" shall have the meaning given in Section 1.1.

      "Liabilities" shall have the meaning given in Section 1.2 (a).

      "Liabilities Claims" shall have the meaning given in Section 13.2(c)(iii)

      "Litigation" shall have the meaning given in Section 4.6 (b).

      "Losses" shall have the meaning given in Section 7.2.

      "Market Area Percentage" shall have the meaning given in Section 1.1.

      "Material Adverse Effect" shall have the meaning given in Section 4.1.

      "Names" shall have the meaning given in Section 8.2.

      "National" shall mean National Advertising Company.

      "Nonassignable Asset" shall have the meaning given in Section 14.13.

      "Non-Competition Agreements" shall have the meaning given in Section 1.1.

      "Notice" shall have the meaning given in Section 13.2 (c)(i)

      "Other Assets" shall have the meaning given in Section 1.1.

      "Owned Sites" shall have the meaning given in Section 1.1.

      "Outdoor Advertising Business" shall have the meaning given in Section
8.4 (b).

      "Permits" shall have the meaning given in Section 1.1.

      "Property" shall have the meaning given in Section 1.1.

      "Purchase Price" shall have the meaning given in Section 2.2 (a).

      "Revised Disclosure Schedule" shall have the meaning given in Section 9.1
(a)

      "Second Request" shall have the meaning given in Section 8.3 (a) (iii)

      "Seller" shall mean Outdoor Systems, Inc., a Delaware corporation ("Seller").

      "Severance Pay" shall have the meaning given in Section 11.2.

      "Shared Liabilities" or "Shared Liability"shall have the meaning given in
Section 1.2 (e).

      "Tangible Property" shall have the meaning given in Section 1.1.

      "Termination Date" shall have the meaning given in Section 2.1.

      "Title Losses" shall have the meaning given in Section 3.5.

      "Transition Agreement" shall have the meaning given in Section 8.4 (a).

      IN WITNESS WHEREOF, Buyer and Seller have executed this document, effective the date first written above.
Seller:

WITNESSES:                                Outdoor Systems, Inc.


__________________________                By:_______________________________


__________________________




Buyer:

WITNESSES:                                THE LAMAR CORPORATION


_________________________                 By:__________________________________
                                              Keith A. Istre, Vice President
                                              and Chief Financial Officer
_________________________

      National Advertising Company hereby executes the foregoing Agreement as of the 15th day of August, 1997 for purposes of acknowledging and assuming its obligations under the Agreement.


                                          NATIONAL ADVERTISING COMPANY


                                          ____________________________________
                                          William B. Levine